================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

              REPORT FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

                         Commission File Number 0-20281

                            CREATIVE TECHNOLOGY LTD.
             (Exact name of Registrant as specified in its charter)

                                    SINGAPORE
                                    ---------
                (Jurisdiction of incorporation or organization)

                         31 INTERNATIONAL BUSINESS PARK
                                CREATIVE RESOURCE
                                SINGAPORE 609921
                                ----------------
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  X                                Form 40-F
          ---                                         ---

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ----------------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----------------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No  X
    ---                                        ---

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 N/A
                                  ---

================================================================================

                                TABLE OF CONTENTS
                                -----------------

PART I - FINANCIAL INFORMATION
------------------------------

ITEM 1        Financial Statements

              Consolidated Balance Sheets as of September 30, 2002 and June 30, 2002                              3

              Consolidated Statements of Operations for the Three Months
               ended September 30, 2002 and 2001                                                                  4

              Consolidated Statements of Cash Flows for the Three Months
               ended September 30, 2002 and 2001                                                                  5

              Notes to Consolidated Financial Statements                                                          6

ITEM 2        Management's Discussion and Analysis of Financial Condition and Results
               of Operations

              Safe Harbor Statements under The Private Securities Litigation Reform Act of 1995                  10

              Selected Consolidated Financial Data                                                               11

              Critical Accounting Policies and Estimates                                                         12

              Results of Operations                                                                              13

              Liquidity and Capital Resources                                                                    14

              Contractual Obligations and Commercial Commitments                                                 14

              Effects of Recent Accounting Pronouncements                                                        14

ITEM 3        Quantitative and Qualitative Disclosures about Market Risk                                         15


PART II - OTHER INFORMATION
---------------------------

              Submission of Matters to a Vote of Security Holders                                                16


SIGNATURE                                                                                                        17

PART I - FINANCIAL INFORMATION
------------------------------
ITEM 1   FINANCIAL STATEMENTS
------   --------------------


                            CREATIVE TECHNOLOGY LTD.
                            ------------------------
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                       (IN US$'000, EXCEPT PER SHARE DATA)

                                                        SEPTEMBER 30, 2002     JUNE 30, 2002
                                                            (Unaudited)
                                                        ------------------     -------------
ASSETS
------

CURRENT ASSETS:
Cash and cash equivalents                                    $182,047            $166,917
Marketable equity securities                                      615               1,388
Accounts receivable, net                                       85,631              85,193
Inventory                                                     109,167             108,549
Other assets and prepaids                                      16,725              17,773
                                                             --------            --------
TOTAL CURRENT ASSETS                                          394,185             379,820

Property and equipment, net                                   108,578             104,748
Investments                                                    55,352              66,688
Other non-current assets                                      112,238             115,122
                                                             --------            --------
TOTAL ASSETS                                                 $670,353            $666,378
                                                             ========            ========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:
Accounts payable                                             $ 81,773            $ 64,809
Accrued liabilities                                            92,271              77,831
Income taxes payable                                           43,368              43,794
Current portion of long term obligations and others            22,562              27,441
                                                             --------            --------
TOTAL CURRENT LIABILITIES                                     239,974             213,875
                                                             --------            --------
Long term obligations                                          16,651              16,782
                                                             --------            --------
Minority interest in subsidiaries                               3,114              11,769
                                                             --------            --------

SHAREHOLDERS' EQUITY:
Ordinary shares ('000); S$0.25 par value;
         Authorized: 200,000 shares
         Outstanding: 78,892 and 78,866 shares                  7,596               7,592
Additional paid-in capital                                    311,011             311,445
Unrealized holding gains on quoted investments                 10,947              20,636
Deferred share compensation expense                            (7,078)             (8,836)
Retained earnings                                              88,138              93,115
                                                             --------            --------
TOTAL SHAREHOLDERS' EQUITY                                    410,614             423,952
                                                             --------            --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $670,353            $666,378
                                                             ========            ========

        The accompanying notes are an integral part of these consolidated financial statements.

                            CREATIVE TECHNOLOGY LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN US$' 000, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                    THREE MONTHS ENDED SEPTEMBER 30,
                                                                    --------------------------------
                                                                      2002                    2001
                                                                      ----                    ----
Sales, net                                                          $160,623                $180,442
Cost of goods sold                                                   102,630                 124,529
                                                                    --------                --------
GROSS PROFIT                                                          57,993                  55,913
                                                                    --------                --------
Operating expenses:
         Selling, general and administrative                          42,155                  43,427
         Research and development                                     15,267                   9,608
                                                                    --------                --------
TOTAL OPERATING EXPENSES                                              57,422                  53,035
                                                                    --------                --------
OPERATING INCOME                                                         571                   2,878
Loss from investments, net                                            (6,316)                (16,425)
Interest income and other, net                                           807                   1,424
                                                                    --------                --------
LOSS BEFORE INCOME TAXES AND MINORITY INTEREST                        (4,938)                (12,123)
Provision for income taxes                                               (57)                   (230)
Minority interest in loss (income)                                        18                    (495)
                                                                    --------                --------
NET LOSS                                                            $ (4,977)               $(12,848)
                                                                    ========                ========
Basic loss per share                                                $  (0.06)               $  (0.17)
Average ordinary shares outstanding ('000)                            78,877                  73,854
Diluted loss per share                                              $  (0.06)               $  (0.17)
Average ordinary shares and equivalents outstanding ('000)            78,877                  73,854

        The accompanying notes are an integral part of these consolidated financial statements.

                            CREATIVE TECHNOLOGY LTD.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (IN US$'000)
                                  (UNAUDITED)

                                                                                   THREE MONTHS ENDED SEPTEMBER 30,
                                                                                   --------------------------------
                                                                                      2002                 2001
                                                                                      ----                 ----
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                      $ (4,977)             $(12,848)
     Adjustments to reconcile net loss to net cash
      provided by operating activities:
          Depreciation and amortization                                               8,052                  5,910
          Deferred share compensation amortization                                    1,157                    709
          Minority interest in (loss) income                                            (18)                   495
          Equity share in loss of unconsolidated investments                             --                     15
          Write off of investments and other non-current assets                       5,591                 20,005
          Gain from investments, net                                                    (49)                (4,471)

     Changes in assets and liabilities, net:
          Accounts receivable                                                          (438)                 4,565
          Inventory                                                                    (618)                24,346
          Marketable securities                                                         773                  2,612
          Other assets and prepaids                                                     903                 (1,452)
          Accounts payable                                                           16,964                (12,860)
          Accrued and other liabilities                                              (2,410)               (15,155)
          Income taxes payable                                                         (426)                   (52)
                                                                                   --------               --------
                     NET CASH PROVIDED BY OPERATING ACTIVITIES                       24,504                 11,819
                                                                                   --------               --------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures, net                                                       (3,142)                (2,553)
     Proceeds from sale of quoted investments                                           935                 12,303
     Purchase of investments                                                         (4,829)                (4,031)
     Increase in other non current assets, net                                         (178)                (1,098)
                                                                                   --------               --------
                     NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES             (7,214)                 4,621
                                                                                   --------               --------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase (decrease) in minority shareholders' loan and equity balance               --                    231
     Proceeds from exercise of ordinary share options                                   170                    231
     Repurchase of ordinary shares                                                       --                 (9,768)
     Repayments of long-term obligations, net                                        (2,330)                  (118)
                                                                                   --------               --------
                     NET CASH USED IN FINANCING ACTIVITIES                           (2,160)                (9,424)
                                                                                   --------               --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                            15,130                  7,016
Cash and cash equivalents at beginning of year                                      166,917                168,157
                                                                                   --------               --------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD                                     $182,047               $175,173
                                                                                   ========               ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Interest paid                                                                 $    313               $    233
                                                                                   ========               ========
     Income taxes paid                                                             $    484               $    288
                                                                                   ========               ========
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTION:
     Accrual for buyout of minority interest                                       $  3,992               $     --
                                                                                   ========               ========

       The accompanying notes are an integral part of these consolidated financial statements

                            CREATIVE TECHNOLOGY LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. ("Creative") have been prepared on a consistent basis with the June 30, 2002 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative's 2002 annual report on Form 20-F filed with the Securities and Exchange Commission. The results of operations for the three month period ended September 30, 2002 are not necessarily indicative of the results to be expected for the entire year. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. Creative conducts a substantial portion of its business in United States dollars ("US$" or "$") and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars ("S$").


NOTE 2 - OTHER NON-CURRENT ASSETS (IN US$'000)

                                       SEPTEMBER 30,       JUNE 30,
                                           2002              2002
                                       -------------       --------
Goodwill                                 $ 91,976          $ 91,976
Other intangible assets                    14,702            17,894
Other non-current assets                    5,560             5,252
                                         --------          --------
                                         $112,238          $115,122
                                         ========          ========


NOTE 3 - INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$'000):

                                    SEPTEMBER 30,         JUNE 30,
                                        2002                2002
                                    -------------         --------
Raw materials                          $ 37,107           $ 33,826
Work in progress                         10,078              5,658
Finished products                        61,982             69,065
                                       --------           --------
                                       $109,167           $108,549
                                       ========           ========

NOTE 4 - NET LOSS PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share", Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in '000):

                                                          THREE MONTHS ENDED SEPTEMBER 30,
                                                          --------------------------------
                                                           2002                      2001
                                                          ------                    ------
Average ordinary shares outstanding                       78,877                    73,854
Stock options                                                 --                        --
                                                          ------                    ------
AVERAGE ORDINARY SHARES AND EQUIVALENT OUTSTANDING        78,877                    73,854
                                                          ======                    ======

For the three-month period ended September 30, 2002, approximately 2.4 million potentially dilutive shares were excluded from the determination of diluted net loss per share, as the effect of including such shares is anti-dilutive.


NOTE 5 - INCOME TAXES

Provision for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. The effective income tax rate is based on the mix of income arising from various geographical regions, where the tax rates range from 0% to 50%; pioneer status income in Singapore, which is exempt from tax; and the utilization of non-Singapore net operating losses. As a result, Creative's overall effective rate of tax is subject to changes based on the international source of income before tax. Creative's Pioneer Certificate expired in March 2000 and Creative has applied for a separate and new Pioneer Certificate. If Creative is awarded this new Pioneer Certificate, profits under the new Pioneer Certificate will be exempted from tax in Singapore. The Singapore corporate income tax rate of 22.0% is applicable to the profits excluded from the new Pioneer Certificate.

NOTE 6 - COMPREHENSIVE LOSS

The components of total comprehensive loss are as follows (in US$'000):

                                                         THREE MONTHS ENDED SEPTEMBER 30,
                                                         --------------------------------
                                                           2002                    2001
                                                         --------                --------
Net loss                                                 $ (4,977)               $(12,848)
Unrealized holding loss on quoted investments during
 the quarter                                               (9,689)                (19,136)
                                                         --------                --------
TOTAL COMPREHENSIVE LOSS                                 $(14,666)               $(31,984)
                                                         ========                ========


NOTE 7 - SHARE REPURCHASES

Details of share repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

                                                      NUMBER OF SHARES REPURCHASED     AVERAGE PRICE
                                                      ----------------------------     -------------
                                                             (IN MILLIONS)
Year ended June 30, 1999                                        10.0                        $14
Year ended June 30, 2000                                         5.9                        $17
Year ended June 30, 2001                                         7.7                        $12
Year ended June 30, 2002                                         2.7                        $ 7
Quarter ended September 30, 2002                                  --                         --
                                                                ----                        ---
TOTAL                                                           26.3                        $13
                                                                ====                        ===

At the 2002 Annual General Meeting ("AGM") held on November 20, 2002, the shareholders approved the share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative as at the date of the AGM. This amounts to approximately 7.9 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date that the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.


NOTE 8 - LEGAL PROCEEDINGS

During the course of its normal business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Currently such disputes exist with, among other entities, MPEG Audio, Inc. (a declaratory relief action pending in the Northern District of California), and the Lemelson Foundation (an action that involved patent claims by Lemelson against over 500 entities, including

Creative, which action has been stayed pending resolution of issues in third party litigation). A patent infringement lawsuit by Sunonwealth Electric Machine Industry Co. has been dismissed pursuant to settlement. Creative and 3Dlabs have also been named as defendants in a class action lawsuit by a purported class of former 3Dlabs shareholders, alleging breach of fiduciary duty in connection with the acquisition of 3Dlabs. Based upon information currently available, Creative believes that it has strong defenses and the lawsuits are without merit. Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including Lucent Technologies and Dyancore Holdings. Creative believes it has valid defenses to the various claims asserted against it. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.


NOTE 9 - MINORITY INTEREST

In July 2002, a Creative subsidiary, Creative Technology Centre Pte Ltd ("CTC") declared dividend of approximately $4 million to its shareholders, namely Creative and Bukit Frontiers Pte Ltd ("BFPL"), a company owned by Creative's Chairman and CEO, Sim Wong Hoo. Creative and BFPL will each receive a net dividend of approximately $2 million.

In accordance with the joint venture agreement with BFPL as approved by Creative's shareholders, Creative in July 2002, acquired from BFPL the remaining 50% interest that it does not currently own in its building located in the International Business Park in Singapore. The consideration payable by Creative for the 50% interest in CTC amounted to approximately $4 million. Additionally, Creative will also repay the outstanding building-related loans of $7.1 million to BFPL. The financial consideration for the purchase of CTC shares was set at CTC's audited net asset valued at July 4, 2002, based on the value of the building as determined by an independent property appraiser. The acquisition was accounted for by the purchase method. The payment was allocated to land and buildings, deferred tax liability and against minority interest.


NOTE 10 - SUBSEQUENT EVENTS

At the Annual General Meeting held on November 20, 2002, Creative's shareholders approved an ordinary dividend of $0.25 for each outstanding ordinary share of Creative for the fiscal year ending June 30, 2003. The dividend was paid on December 19, 2002 to all shareholders of record as of December 5, 2002. Creative paid an ordinary dividend of $0.25 per ordinary share in the previous fiscal year.

ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
------  -----------------------------------------------------------------------
        OF OPERATIONS
        -------------

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

Except for the historical information contained herein, the matters set forth are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include: Creative's ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative's ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative's business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative's control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related products, including Creative's products, as a result of poor economic conditions and social and political turmoil; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the failure of cost-cutting measures to achieve anticipated cost reduction benefits; the continued deterioration of global equity markets; increased exposure to excess and obsolete inventory; Creative's reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative's ability to meet customer demand; Creative's ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products or other unexpected or unplanned events that could cause Creative to miss its revenue guidance, operating expense projections or negatively impact its margins; accelerated declines in the average selling prices of Creative's products; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; and fluctuations in the value and liquidity of Creative's investee companies. For further information regarding the risks and uncertainties associated with Creative's business, please refer to its filings with the SEC over the past twelve months, including, without limitation, Creative's Form 20-F dated October 31, 2002 and its press release, dated March 11, 2002, announcing the signing of a definitive agreement to acquire 3Dlabs. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative's expectations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative's unaudited quarterly results for the eight quarters ended September 30, 2002, together with the percentage of sales represented by such results. Consistent with the PC peripherals market, due to consumer buying patterns, demand for Creative's products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year. In management's opinion, these results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative's business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved for the complete year.


                                                        UNAUDITED DATA FOR QUARTERS ENDED (IN US$'000 EXCEPT PER SHARE DATA)
                                            --------------------------------------------------------------------------------------
                                             SEP 30     JUN 30     MAR 31     DEC 31     SEP 30     JUN 30     MAR 31     DEC 31
                                              2002       2002       2002       2001       2001       2001       2001        2000
                                            --------   --------   --------   --------   --------   --------   ---------   --------

Sales, net (1)                              $160,623   $182,572   $193,385   $249,506   $180,442   $233,315   $ 262,009   $426,576
Cost of goods sold                           102,630    122,291    129,209    167,353    124,529    170,211     199,622    313,069
                                            --------   --------   --------   --------   --------   --------   ---------   --------
GROSS PROFIT                                  57,993     60,281     64,176     82,153     55,913     63,104      62,387    113,507

Operating expenses:
  Selling, general and administrative (1)     42,155     42,815     38,737     45,143     43,427     48,237      54,664     69,614
  Research and development                    15,267     10,748      8,412      9,480      9,608     12,431      11,380     15,115
  Other charges (2)                               --     26,080         --         --         --         --      22,814         --
                                            --------   --------   --------   --------   --------   --------   ---------   --------
OPERATING INCOME (LOSS)                          571    (19,362)    17,027     27,530      2,878      2,436     (26,471)    28,778
Net (loss) gain from investments              (6,316)   (29,845)       128        728    (16,425)   (75,988)    (75,360)       507
Interest income (expense) and other, net         807      2,289        151      1,291      1,424        183       1,090      2,055
                                            --------   --------   --------   --------   --------   --------   ---------   --------
(LOSS) INCOME BEFORE INCOME
 TAXES AND MINORITY INTEREST                  (4,938)   (46,918)    17,306     29,549    (12,123)   (73,369)   (100,741)    31,340
Provision for income taxes                       (57)    (1,012)    (1,703)    (2,753)      (230)        --          --     (4,624)
Minority interest in (income) loss                18       (436)      (423)      (489)      (495)       (71)       (289)      (241)
                                            --------   --------   --------   --------   --------   --------   ---------   --------
NET (LOSS) INCOME                           $ (4,977)  $(48,366)  $ 15,180   $ 26,307   $(12,848)  $(73,440)  $(101,030)  $ 26,475
                                            ========   ========   ========   ========   ========   ========   =========   ========
Basic (loss) earnings per share             $  (0.06)  $  (0.65)  $   0.21   $   0.36   $  (0.17)  $  (0.94)  $   (1.27)  $   0.34
                                            ========   ========   ========   ========   ========   ========   =========   ========
Average ordinary shares
 outstanding ('000)                           78,877     74,375     72,134     72,366     73,854     78,084      79,299     78,964
                                            ========   ========   ========   ========   ========   ========   =========   ========
Diluted (loss) earnings per share           $  (0.06)  $  (0.65)  $   0.20   $   0.36   $  (0.17)  $  (0.94)  $   (1.27)  $   0.33
                                            ========   ========   ========   ========   ========   ========   =========   ========
Average ordinary shares and
 equivalents outstanding ('000)               78,877     74,375     76,323     73,664     73,854     78,084      79,299     81,180
                                            ========   ========   ========   ========   ========   ========   =========   ========

                                                         UNAUDITED DATA FOR QUARTERS ENDED (AS A PERCENTAGE OF SALES)
                                            --------------------------------------------------------------------------------------
                                             SEP 30     JUN 30     MAR 31     DEC 31     SEP 30     JUN 30     MAR 31      DEC 31
                                              2002       2002       2002       2001       2001       2001       2001        2000
                                            --------   --------   --------   --------   --------   --------   ---------   --------
Sales, net (1)                                   100%       100%       100%       100%       100%       100%        100%       100%
Cost of goods sold                                64         67         67         67         69         73          76         73
                                            --------   --------   --------   --------   --------   --------   ---------   --------
GROSS PROFIT                                      36         33         33         33         31         27          24         27

Operating Expenses:
  Selling, general and administrative (1)         26         24         20         18         24         21          21         16
  Research and development                        10          6          4          4          5          5           4          4
  Other charges (2)                               --         14         --         --         --         --           9         --
                                            --------   --------   --------   --------   --------   --------   ---------   --------
OPERATING (LOSS) INCOME                           --        (11)         9         11          2          1         (10)         7
Net (loss) gain from investments                  (4)       (16)        --         --         (9)       (32)        (29)        --
Interest income (expense) and other, net           1          1         --          1         --         --           1         --
                                            --------   --------   --------   --------   --------   --------   ---------   --------
(LOSS) INCOME BEFORE INCOME
 TAXES AND MINORITY INTEREST                      (3)       (26)         9         12         (7)       (31)        (38)         7
Provision for income taxes                        --         (1)        (1)        (1)        --         --          --         (1)
Minority interest in (income) loss                --         --         --         --         --         --          --         --
                                            --------   --------   --------   --------   --------   --------   ---------   --------
NET (LOSS) INCOME                                 (3)%      (27)%        8%        11%        (7)%      (31)%       (38)%        6%
                                            ========   ========   ========   ========   ========   ========   =========   ========

1. For the quarter ended March 31, 2002, Creative has adopted EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." As a result, certain consideration paid to distributors and resellers of its products has been reclassified as a revenue offset rather than as selling, general and administrative expense. Prior quarters' financial data have been reclassified to conform to this presentation.

2. Other charges for the quarter ended June 30, 2002 relates to the write-off of in-process technology arising from the acquisition of 3Dlabs. For the quarter ended March 31, 2001 includes $8.4 million in restructuring charges, fixed assets impairment write-downs of $3.2 million and write-off of other assets acquired from Aureal amounting to $11.2 million.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon Creative's Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For the rest of the other critical accounting policies that might affect the management's more significant estimates and assumptions used in the preparation of its consolidated financial statements, please refer to the Form 20-F filed on October 31, 2002.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2001

Net sales for the first quarter of fiscal 2003 (Q1/03) decreased by 11%, compared to the same quarter (Q1/02) in the prior fiscal year. The lower revenue in this quarter was mainly attributed to the difficult global economic climate where several major U.S. retailers have encountered slowing sales. Audio product sales (Sound Blaster audio cards and chipsets) in Q1/03 decreased by 40% compared to Q1/02, primarily due to the continued weakness in the system integrator channel and a short delay in the introduction and shipment of new audio product, Sound Blaster Audigy 2. The delay has affected the overall audio sales because the shipments of other existing audio products had been limited to prepare the channel for the transition. As a percentage of sales, audio product sale decreased from 51% in Q1/02 to 34% in Q1/03. Sales of speakers in Q1/03 were about the same as Q1/02, but as a percentage of sales, it has increased marginally to 20% in Q1/03 compared to 17% in Q1/02. The increased was primarily due to the higher demand in the new models of multi-media speakers. Sales of personal digital entertainment ("PDE") products, which includes digital audio players and digital cameras increased by 64% and represented 14% of sales in Q1/03, compared to 8% of sales in Q1/02. This increase was mainly attributed to the sales of NOMAD MuVo launched in the beginning of Q1/03. Sales of graphics and video products in Q1/03 was four times higher than Q1/02 and represented 13% of sales in Q1/03, compared to 2% in Q1/02. The increase was mainly contributed by sales of graphic cards from 3Dlabs Inc ("3Dlabs"), which was acquired by Creative in May 2002. Sales of multimedia upgrade kits, which includes data storage kits decreased by 81% to 2% of sales in Q1/03, compared to 9% of sales in the same quarter in the prior fiscal year. This decline is in line with Creative's current business strategy of de-emphasizing the lower margin products. Sales of other products, which includes communication products, music products, accessories and other miscellaneous items, were 17% of sales in Q1/03, compared to 13% Q1/02.

Gross profit, as a percentage of sales, was 36% in Q1/03 compared to 31% in Q1/02. This improvement in gross profit was primarily a result of the new business strategy of shifting away from low margin and high-risk products and focus on audio, speaker and PDE products.

Selling, general and administrative expenses ("SG&A") in Q1/03 were 3% lower than Q1/02, but as a percentage of sales, SG&A expenses were 26% in Q1/03, compared to 24% in Q1/02. The marginal increase in SG&A expenses was primarily due to the addition of operating expenses incurred by 3Dlabs. Creative's research and development expenses ("R&D") as a percentage of sales has increased to 10% of sales in Q1/03, compared to 5% in Q1/02. The increase was mainly relating to the R&D expenses incurred by 3Dlabs.

Net investment losses of $6.3 million in Q1/03 comprised $5.6 million in permanent write-downs of quoted investments and $0.7 million net loss from sales of investments. In Q1/02, net loss from investments of $16.4 million comprised $3.6 million net gains from sales of investments and $20.0 million losses from write-downs from quoted and unquoted investments. Net interest and other income decreased by $0.6 million to $0.8 million in Q1/03 compared to $1.4 million in Q1/02. This decrease was primarily due to an exchange loss of $0.6 million in Q1/03 versus an exchange gain of $0.5 million in Q1/02 and a decline in interest income of $0.5 million due to lower interest rates, offset partially by dividend income of $0.9 million from investments.

Tax provision as a percentage of income before taxes and minority interest excluding net loss or gain from investments declined slightly from the previous 5% in Q1/02 to 4% in Q1/03. This reduction was primarily due to a lower taxable income and changes in the mix of taxable income arising from various geographical regions.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of September 30, 2002 increased by $15.1 million to $182.0 million, compared to the balance of $166.9 million at June 30, 2002. Cash generated from operating activities was $24.5 million despite net loss of $5.0 million, mainly due to adjustments for non-cash items of $14.7 million and $17.0 million increase in accounts payable, offset by a net reduction in other accrued liabilities and income taxes payable of $2.8 million. The $14.7 million adjustment in non-cash items to net loss included depreciation and amortization of $8.0 million, deferred share compensation amortization of $1.2 million and write downs of investments of $5.6 million. $7.2 million utilized in investing activities comprised primarily capital expenditures of $3.1 million and purchase of investments of $4.8 million. Cash used in financing activities of $2.2 million was mainly due to repayment of long-term obligations.

As of September 30, 2002, in addition to the cash reserves and excluding long term loans, Creative had unutilized credit facilities totaling approximately $111.6 million for overdrafts, guarantees and letters of credit. Creative continually reviews and evaluates investment opportunities, including potential acquisitions of, and investments in, companies that can provide Creative with technologies, subsystems or complementary products that can be integrated into or offered with its existing product range. Creative generally satisfies its working capital needs from internally generated cash flows. Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative's operating results.


CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of September 30, 2002:

                                                                    PAYMENTS DUE BY PERIOD (US$'000)
                                              ----------------------------------------------------------------------------
                                                              LESS THAN          1 TO 3          4 TO 5           AFTER 5
CONTRACTUAL OBLIGATIONS                         TOTAL           1 YEAR           YEARS            YEARS            YEARS
-----------------------                       --------        ---------         --------         --------         --------
Short Term Debt                               $  1,418         $  1,418         $     --         $     --         $     --
Long Term Debt                                  26,727           18,241            8,486               --               --
Capital Lease Obligations                        7,176            3,504            3,588               84               --
Operating Leases                                48,637           11,418           17,983            5,816           13,420
Unconditional Purchase Obligations              62,826           62,826               --               --               --
Other Long Term Obligations                      1,631            1,631               --               --               --
                                              --------         --------         --------         --------         --------
TOTAL CONTRACTUAL CASH OBLIGATIONS            $148,415         $ 99,038         $ 30,057         $  5,900         $ 13,420
                                              ========         ========         ========         ========         ========

As of September 30, 2002, Creative has utilized approximately $1.7 million under guarantees, letters of credit, overdraft and short-term loan facilities.


EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the EITF has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. Creative does not expect the adoption of this statement to have a material impact on Creative's financial statements.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No.
30. Adoption of SFAS 144 is not expected to have a material impact on Creative's consolidated financial statements.



ITEM 3  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
------  ----------------------------------------------------------

EQUITY PRICE RISKS: Creative is exposed to equity price risk on its investments in marketable equity securities and quoted investments. An aggregate 10% reduction in market prices of Creative's investments in marketable equity securities and quoted investments, based on a sensitivity analysis of the balance as of September 30, 2002, would have a $3.7 million adverse effect on Creative's results of operations and financial position. Creative's results of operations for the period ended September 30, 2002 included $5.6 million of losses from permanent write-downs of quoted investments.

INTEREST RATE RISK: Changes in interest rates could impact Creative's anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative's future operating results and cash flows.

FOREIGN CURRENCY EXCHANGE RISK IN THE RATE OF EXCHANGE OF REPORTING CURRENCY RELATIVE TO US$:
The functional currency of Creative and its subsidiaries is predominantly the U.S. dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar are reflected in the determination of net income
(loss). Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at September 30, 2002. Included in interest and other expenses for the period ended September 30, 2002, are exchange losses of $0.6 million.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at September 30, 2002, expressed in US$ per one S$ and Euro were 0.5631 and 0.9769, respectively.

PART II - OTHER INFORMATION
---------------------------

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

RESULTS OF ANNUAL GENERAL MEETING

At the conclusion of the Annual General Meeting of shareholders held on November 20, 2002, the Company announced that all resolutions set forth in the Proxy Statement dated October 21, 2002 filed with the Securities and Exchange Commission were successfully adopted and passed by its shareholders.

SIGNATURE
---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREATIVE TECHNOLOGY LTD.


                                                     /s/ NG KEH LONG
                                            ------------------------------------
                                                        NG KEH LONG
                                                  CHIEF FINANCIAL OFFICER
                                                  DATE: DECEMBER 31, 2002